Departamento ANDID
MCL/JVD/Lps
Ref. N° 2.493/22

ORD. Nº OM / 0262

ANT.: Carta de fecha 14 de marzo de 2022 de la empresa Prohealth SpA.

MAT.: Informa situación regulatoria para el producto Cube Scan equipo de diagnóstico *in vitro*, para el diagnóstico rápido de SARS-CoV-2, fabricado en Estados Unidos.

SANTIAGO, 16 MAR 2022

DE : JEFA DEPARTAMENTO
AGENCIA NACIONAL DE DISPOSITIVOS MÉDICOS, INNOVACIÓN Y DESARROLLO.

A : D. MARK GONZÁLEZ
GERENTE
PROHEALTH SPA.

1. La empresa Prohealth SpA., ha solicitado se le informe la situación regulatoria que rige en Chile para el producto Cube Scan equipo de diagnóstico *in vitro*, para el diagnóstico rápido de SARS-CoV-2, fabricado en Estados Unidos, cuyo uso previsto declarado por el fabricante es detectar diversos microorganismos, siempre y cuando esté capacitado para ello, en este caso está capacitado para el diagnóstico rápido de SARS-CoV-2, a través de una muestra de hisopado nasofaríngeo.

2. El Instituto de Salud Pública de Chile (ISP), de acuerdo a lo establecido en el título IV del Código Sanitario, actualizado a febrero de 2014 y el Reglamento de Control de Productos y Elementos de Uso Médico (dispositivos médicos), D.S. Nº 825 de 1998, ambos del Ministerio de Salud de Chile, declara que:

   2.1 De acuerdo a la legislación nacional, la empresa Prohealth SpA., puede comercializar este producto, el cual no se encuentra incorporado al sistema de control que establece la obligatoriedad de contar con la verificación de conformidad dispuesta en el Art. 3º del D.S. Nº 825 de 1998 del Ministerio de Salud. No obstante, lo anterior, la empresa deberá tramitar el Certificado de Destinación Aduanera (CDA) previo a su importación y comercialización en el territorio nacional.

Saluda atentamente a Ud.,

INSTITUTO DE SALUD PÚBLICA
AGENCIA NACIONAL DE DISPOSITIVOS MÉDICOS, INNOVACIÓN Y DESARROLLO
ANDID
JEFE

DRA. JANEPSY DIAZ TITO
JEFA DEPARTAMENTO
AGENCIA NACIONAL DE DISPOSITIVOS MÉDICOSINVESTIGACIÓN & INNOVACIÓN
INSTITUTO DE SALUD PÚBLICA DE CHILE

Distribución:
- Interesado
- Gestión de Tramites – ISP
(16/03/2022– ANDID/034/22)